UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-67270

REPORT FOR THE PERIOD BEGINNING **01/01/2019** AND ENDING **12/31/2019**

                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Park Madison Partners LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Harbor Road

(No. and Street)

Port Washington	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gennaro J. Fulvio   (212) 490-3113

                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – if individual, state last, first, middle name)

4601 DTC Boulevard, Suite 700	**Denver**	**CO**	**80237**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Nancy I. Lashine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Madison Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

TONYA M. PARKER
Notary Public-State of New York
No. 01PA6012927
Qualified in Kings County
Commission Expires 01/06/2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Madison Partners, LLC
(A Limited Liability Company)
Statement of Financial Condition

December 31, 2019

(Filed Pursuant to Rule 17A-5(e)(3) as a public document

PUBLIC

PARK MADISON PARTNERS, LLC
TABLE OF CONTENTS
DECEMBER 31, 2019

Page

 **SPICER JEFFRIES LLP**
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Park Madison Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Madison Partners LLC (the "Company") as of December 31, 2019 and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditor since 2016.

Denver, Colorado
February 24, 2020



PARK MADISON PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	1,747,340
Placement fees receivable		26,389,471
Securities owned at fair value		3,081,493
Right of use asset		167,659
Equipment and furniture & fixtures, at cost, net of		
accumulated depreciation of $ 82,318		34,527
Security deposit		158,715
Prepaid expenses and other assets		28,192
TOTAL ASSETS	$	31,607,397

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	1,129,617
Lease liability		189,888
TOTAL LIABILITIES		1,319,505
Commitments and contingencies (Note 5)		
MEMBERS' EQUITY		30,287,892
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	31,607,397

See notes to statement of financial condition

1. ORGANIZATION AND NATURE OF BUSINESS

Park Madison Partners, LLC (the "Company") was formed on January 20, 2006 and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides placement agent services primarily to domestic and international real estate investment funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro-rata basis over the term of the contract, which approximates when services are performed, in compliance with the newly effective revenue recognition rules.

Revenues for retainers received in connection with placement engagements will be recognized as services are performed, in compliance with the recently effective revenue recognition rules.

Revenue for success fees earned for placement services is recognized upon either the closing of the associated funds, or a written commitment from the investor, as applicable, calculated in either case as a percentage of the capital commitment made by an investor. However, If the Company is still obligated to provide any services post close, revenue will be recognized per the recently effective revenue recognition rules.

In some cases, based on the contract, the receipt of some portion of a success fee may be paid subsequent to the date the success fee is earned. Interest accrues at the contracted stated rate for any period in which a placement fee receivable is outstanding. The accrued interest is included in the amount reflected as placement fees receivable. In any event, revenue earned in this case will be recognized per the recently effective revenue recognition rules. No interest has been charged on success fee staged payments during 2019.

Concentrations

70.6% of placement fees were attributable to the Company's largest client. 95.1% was attributable to the five largest clients. Both measures were for the current year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains cash accounts with a financial institution. At times the balance may exceed the Federal Deposit Insurance Corporation insurance limits. At year end amounts over the insurance limit were approximately $1.5 million.

The Company also maintains cash and securities with a financial institution that is a member of the Securities Investor Protection Corporation ("SIPC"). Securities held by that institution on behalf of the Company are protected by SIPC up to $500,000, which includes up to $250,000 of protection for cash. At times the value of the Company's account may exceed the SIPC insurance limits. At year end securities in this financial institution exceeded SIPC insurance limits by approximately $2.5 million.

Equipment, Furniture and Fixtures

Depreciation and amortization is provided on the straight-line method over the estimated useful lives.

Cash and Cash Equivalents

The Company considers all money market accounts and liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Fair Value Measurements

Fair value measurements are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, a fair value hierarchy prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 3.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the members report their share of the Company's income or loss on their income tax returns.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

Income taxes are determined on an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company follows the standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2016.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Policy on Doubtful Accounts

The Company records an allowance for bad debts on receivables the Company deems uncollectible. Placement fees receivable are recognized and carried at net realizable value less an allowance for doubtful accounts. It is the policy of management of the company to review the outstanding

accounts receivable as well as the bad debt write-offs and collections experienced in the past, economic factors, specific customer information, and current credit considerations to establish an allowance for doubtful accounts for potentially uncollectible amounts. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

3. SECURITIES OWNED AT FAIR VALUE

The Company held an investment in a mutual fund, which consists of short-term U.S. fixed income bonds.

Investment activity consists of the following for the current year:

Value of investment, January 1, 2019	$ 1,028,988
Purchases	2,000,011
Interest on investment	45,622
Net gain on investment	6,872
Value of investment, December 31, 2019	$ 3,081,493

The fair value hierarchy established by FASB ASC 820, Fair Value Measurement defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit in its assessment of fair value.

Investments in mutual funds are valued using market prices in active markets (Level 1). Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

3. SECURITIES OWNED AT FAIR VALUE (Continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative total net assets available for benefits. For the current year, there were no significant transfers in or out of level 1.

4. PLACEMENT FEES RECEIVABLE

Based on the terms of various contracts and the estimated collections, the projected receivables as of year-end to be collected over the next three years are as follows:

2020	$	9,900,000
2021		6,300,000
2022		5,800,000
thereafter		4,389,471
	$	26,389,471

5. COMMITMENTS

On July 12, 2016, the Company entered into an operating lease agreement to lease office space in New York City, which expires October 31, 2020. Minimum lease payments under the lease are as follows:

Year ending December 31, 2020	$	193,407

The discount rate used in the calculation of the Right of use asset and the Lease liability on the statement of financial condition is 4% per annum.

6. EQUIPMENT, FURNITURE AND FIXTURES

		Estimated Useful Life
Equipment	$ 88,969	5 years
Furniture and fixtures	27,876	7 years
Subtotal	116,845	
Less accumulated depreciation	82,318	
	$ 34,527	

7. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2019, the Company's net capital of $3,968,126, which exceeded required net capital of $76,790 by $3,891,336 and the ratio of aggregate indebtedness to net capital was 0.290 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is required to segregate funds in a special reserve account for the exclusive benefit of customers.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated, events and transactions that may have occurred since December 31, 2019 up until the date of the audit opinion and determined that there are no material events that would require disclosures in the Company's financial statements.